The PNC Financial Services Group, Inc. and Subsidiaries	EXHIBIT 12.1
Computation of Ratio of Earnings
to Fixed Charges

	Nine Months Ended September 30, 2006		Year Ended December 31
Dollars in millions			2005		2004		2003		2002		2001
Earnings
Pretax income from continuing operations before adjustments for minority interest (1)	$3,434		$1,942		$1,735		$1,568		$1,821		$564
Fixed charges excluding interest on deposits	627		662		357		346		432		762

Subtotal	4,061		2,604		2,092		1,914		2,253		1,326
Interest on deposits	1,140		981		484		457		659		1,229

Total	$5,201		$3,585		$2,576		$2,371		$2,912		$2,555

Fixed charges
Interest on borrowed funds	$576		$599		$298		$258		$315		$645
Interest component of rentals	51		63		58		59		58		53
Amortization of notes and debentures					1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts							28		58		63

Subtotal	627		662		357		346		432		762
Interest on deposits	1,140		981		484		457		659		1,229

Total	$1,767		$1,643		$841		$803		$1,091		$1,991

Ratio of earnings to fixed charges
Excluding interest on deposits	6.48	x	3.93	x	5.86	x	5.53	x	5.22	x	1.74	x
Including interest on deposits	2.94		2.18		3.06		2.95		2.67		1.28

(1)	As defined in Item 503(d) of Regulation S-K.